SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a -16 or 15d -16 of

the Securities Exchange Act of 1934

Report on Form 6-K dated April 22, 2016

(Commission File No. 1-13202)

Nokia Corporation

Karaportti 3

FI-02610 Espoo

Finland

(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒     Form 40-F: ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ☐     No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ☐     No: ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ☐     No: ☒

Enclosures:

Nokia stock exchange release dated April 22, 2016: Nokia provides recast segment results for 2015 reflecting new financial reporting structure

Nokia provides recast segment results for 2015 reflecting new financial reporting structure

Nokia Corporation
Stock Exchange Release
April 22, 2016 at 08:45 (CET +1)

Nokia provides recast segment results for 2015 reflecting new financial reporting structure

Espoo, Finland — Nokia today provided recast segment results for 2015 reflecting the company’s new financial reporting and organizational structure, following the acquisition of Alcatel-Lucent. Nokia’s organizational structure is intended to enable the company to create an innovation leader in next generation technology and services. With state-of-the-art software, hardware and services for any type of network, Nokia is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

Three reportable segments

To support Nokia’s strategic objectives and reflect the way the company evaluates operational performance and allocates resources, Nokia will revise its financial reporting structure. As of the first quarter 2016, Nokia will have three reportable segments: The (i) Ultra Broadband Networks and (ii) IP Networks and Applications reportable segments within Nokia’s Networks business and the (iii) Nokia Technologies reportable segment within the Nokia Technologies business. In addition, Nokia will disclose segment-level data for Group Common and Other.

Ultra Broadband Networks

Ultra Broadband Networks is composed of the Mobile Networks and Fixed Networks business groups.

•                  The Mobile Networks business group offers an industry-leading portfolio of end-to-end mobile networking solutions comprising hardware, software and services for telecommunications operators, enterprises and related markets/verticals such as public safety and Internet of Things.

•                  The Fixed Networks business group provides copper and fiber access products, solutions, and services. The portfolio allows for a customized combination of technologies that brings fiber to the most economical point for the customer.

IP Networks and Applications

IP Networks and Applications is composed of the IP/Optical Networks and Applications & Analytics business groups.

•                  The IP/Optical Networks business group provides the key IP routing and optical transport systems, software and services to build high capacity network infrastructure for the internet and global connectivity.

•                  The Applications & Analytics business group offers software solutions spanning customer experience management, network operations and management, communications and collaboration, policy and charging, as well as Cloud, IoT, security, and analytics platforms that enable digital services providers and enterprises to accelerate innovation, monetize services, and optimize their customer experience.

Nokia Technologies

The Nokia Technologies business group has two main objectives:

•                  To drive growth and renewal in its existing patent licensing business; and

•                  to build new businesses for Nokia, based on breakthrough innovation in key technologies and products, in the areas of Digital Media and Digital Health.

As of the first quarter 2016, the majority of net sales and the related costs and expenses attributable to licensing and patenting the separate patent portfolios of Nokia Technologies, Nokia’s Networks business, and Bell Labs will be recorded in Nokia Technologies. Each reportable segment will continue to separately record its research and development expenses.

Group Common and Other

As of the first quarter 2016, Group Common and Other includes the Alcatel Submarine Networks and Radio Frequency Systems businesses, both of which are being managed as separate entities. In addition, Group Common and Other includes Bell Labs’ operating expenses, as well as certain corporate-level and centrally-managed operating expenses.

Supplementary financial information

As of the first quarter 2016, Nokia will additionally provide supplementary net sales information on a quarterly basis for:

•                  Services (part of Nokia’s Networks business);

•                  Each of the four business groups that comprise Nokia’s Networks business;

•                  IP Routing (part of the IP Networks and Applications reportable segment within Nokia’s Networks business); and

•                  Optical Networks (part of the IP Networks and Applications reportable segment within Nokia’s Networks business).

This disclosure will be presented in the footnotes of the “Segment information and eliminations” table.

Recast combined company segment financial results

To provide a basis for comparison, the following tables present a recasting of combined company segment financial results on an unaudited basis for all four quarters of 2015 separately, as well as for full year 2015. This financial information has been prepared to reflect the financial results of the continuing operations of the combined company as if it had been operating as such for the full financial year of 2015. Certain accounting policy alignments, adjustments and reclassifications have been necessary in order to combine the financial information of Nokia and Alcatel-Lucent, and these are explained below in the “Basis of preparation” section of this stock exchange release.

Segment information and eliminations (comparable combined company information, unaudited)

Q1’15

EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Nokia Total
	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS
Net sales	4 227	1 435	5 662	273	203	(8)	6 129
Cost of sales	(2 815)	(872)	(3 686)	(2)	(185)	8	(3 865)
Gross profit	1 413	563	1 976	271	18	0	2 264
% of net sales	33.4%	39.3%	34.9%	99.3%	8.8%		36.9%
Research and development expenses	(702)	(321)	(1 023)	(72)	(70)	0	(1 165)
% of net sales	17%	22%	18%	27%	34%		19%
Selling, general and administrative expenses	(514)	(191)	(705)	(21)	(48)	0	(774)
% of net sales	12%	13%	12%	8%	23%		13%
Other income and expenses	(29)	(10)	(38)	1	(11)	0	(49)
Operating profit	168	42	209	178	(111)	0	276
% of net sales	4.0%	2.9%	3.7%	65.1%	(54.5)%		4.5%

(1)      Mobile Networks net sales of EUR 3 686 million, Fixed Networks net sales of EUR 541 million.

(2)      IP Networks net sales of EUR 729 million, Optical Networks net sales of EUR 320 million, Applications & Analytics net sales of EUR 385 million.

(3)      Services net sales of EUR 2 122 million.

Segment information and eliminations (comparable combined company information, unaudited)

Q2’15

EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Nokia Total
	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS
Net sales	4 303	1 593	5 895	219	254	(5)	6 363
Cost of sales	(2 775)	(885)	(3 661)	(2)	(211)	5	(3 868)
Gross profit	1 527	707	2 235	217	43	0	2 495
% of net sales	35.5%	44.4%	37.9%	99.1%	17.0%		39.2%
Research and development expenses	(668)	(307)	(975)	(70)	(73)	0	(1 118)
% of net sales	16%	19%	17%	32%	29%		18%
Selling, general and administrative expenses	(523)	(190)	(712)	(28)	(61)	0	(801)
% of net sales	12%	12%	12%	13%	24%		13%
Other income and expenses	(29)	(8)	(36)	0	110	0	74
Operating profit	308	203	511	120	18	0	649
% of net sales	7.2%	12.7%	8.7%	54.6%	7.2%		10.2%

(1)      Mobile Networks net sales of EUR 3 722 million, Fixed Networks net sales of EUR 580 million.

(2)      IP Networks net sales of EUR 769 million, Optical Networks net sales of EUR 407 million, Applications & Analytics net sales of EUR 417 million.

(3)      Services net sales of EUR 2 220 million.

Segment information and eliminations (comparable combined company information, unaudited)

Q3’15

EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Nokia Total
	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS
Net sales	4 469	1 552	6 020	169	211	(6)	6 395
Cost of sales	(2 918)	(874)	(3 792)	(3)	(195)	6	(3 984)
Gross profit	1 551	678	2 228	166	16	0	2 410
% of net sales	34.7%	43.7%	37.0%	98.3%	7.4%		37.7%
Research and development expenses	(604)	(301)	(904)	(55)	(64)	0	(1 024)
% of net sales	14%	19%	15%	33%	30%		16%
Selling, general and administrative expenses	(490)	(180)	(670)	(27)	(51)	0	(748)
% of net sales	11%	12%	11%	16%	24%		12%
Other income and expenses	21	4	25	0	19	0	44
Operating profit	478	200	678	84	(80)	0	682
% of net sales	10.7%	12.9%	11.3%	49.6%	(38.0)%		10.7%

(1)  Mobile Networks net sales of EUR 3 903 million, Fixed Networks net sales of EUR 566 million.

(2)  IP Networks net sales of EUR 783 million, Optical Networks net sales of EUR 345 million, Applications & Analytics net sales of EUR 424 million.

(3)  Services net sales of EUR 2 184 million.

Segment information and eliminations (comparable combined company information, unaudited)

Q4’15

EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Nokia Total
	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS
Net sales	5 081	1 976	7 057	413	254	(4)	7 719
Cost of sales	(3 161)	(1 065)	(4 226)	(4)	(222)	4	(4 447)
Gross profit	1 920	911	2 830	409	32	0	3 272
% of net sales	37.8%	46.1%	40.1%	99.1%	12.5%		42.4%
Research and development expenses	(682)	(329)	(1 011)	(73)	(77)	0	(1 161)
% of net sales	13%	17%	14%	18%	30%		15%
Selling, general and administrative expenses	(552)	(209)	(761)	(33)	(58)	0	(852)
% of net sales	11%	11%	11%	8%	23%		11%
Other income and expenses	16	23	39	7	(25)	0	20
Operating profit	702	396	1 097	311	(129)	0	1 279
% of net sales	13.8%	20.0%	15.6%	75.2%	(50.7)%		16.6%

(1)  Mobile Networks net sales of EUR 4 382, Fixed Networks net sales of EUR 698 million.

(2)  IP Networks net sales of EUR 930 million, Optical Networks net sales of EUR 512 million, Applications & Analytics net sales of EUR 535 million.

(3)  Services net sales of EUR 2 500 million.

Segment information and eliminations (comparable combined company information, unaudited)

Q1-Q4’15

EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Nokia Total
	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS
Net sales	18 079	6 555	24 634	1 074	921	(24)	26 606
Cost of sales	(11 669)	(3 696)	(15 365)	(10)	(813)	24	(16 164)
Gross profit	6 410	2 859	9 269	1 064	108	0	10 441
% of net sales	35.5%	43.6%	37.6%	99.0%	11.8%		39.2%
Research and development expenses	(2 655)	(1 258)	(3 914)	(270)	(284)	0	(4 468)
% of net sales	15%	19%	16%	25%	31%		17%
Selling, general and administrative expenses	(2 078)	(770)	(2 848)	(109)	(219)	0	(3 175)
% of net sales	11%	12%	12%	10%	24%		12%
Other income and expenses	(20)	9	(11)	7	93	0	89
Operating profit	1 656	840	2 496	692	(301)	0	2 887
% of net sales	9.2%	12.8%	10.1%	64.4%	(32.7)%		10.8%

(1)Mobile Networks net sales of EUR 15 694 million, Fixed Networks net sales of EUR 2 385 million.

(2)IP Networks net sales of EUR 3 211 million, Optical Networks net sales of EUR 1 584 million, Applications & Analytics net sales of EUR 1 760 million.

(3)Services net sales of EUR 9 026 million.

Recast combined company net sales by geographic area for Nokia’s Networks business

The geographic exposure for Nokia’s Networks business has changed significantly, following the acquisition of Alcatel-Lucent. The following table provides a recasting of combined company net sales for Nokia’s Networks business by geographic area on an unaudited basis for all four quarters of 2015 separately, as well as for full year 2015.

NET SALES BY GEOGRAPHIC AREA (comparable combined company information, unaudited)

NOKIA’S NETWORKS BUSINESS

EUR million	Q1’15	Q2’15	Q3’15	Q4’15	Q1-Q4’15
Asia-Pacific	1 155	1 033	1 080	1 198	4 465
Europe	1 242	1 364	1 374	1 617	5 597
Greater China	604	707	895	916	3 122
Latin America	320	421	431	594	1 766
Middle East & Africa	443	539	507	596	2 085
North America	1 899	1 831	1 733	2 136	7 599
Total	5 662	5 895	6 020	7 057	24 634

Recast Nokia standalone segment financial results

In addition, to fulfill external reporting requirements, the following tables include a recasting of Nokia’s standalone historical financial results, on an unaudited basis for all four of the quarters of 2015 separately, as well as for full year 2015. This financial information has been prepared to reflect the financial results of the continuing operations of Nokia on a standalone basis. Certain accounting policy alignments, adjustments and reclassifications have been necessary, and these are explained below in the “Basis of preparation” section of this stock exchange release.

Segment information and eliminations (Nokia standalone historicals, unaudited)

Q1’15

EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Nokia Total	Non-IFRS exclusions (4)	Nokia Total
	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS
Net sales	2 355	317	2 671	267	0	(4)	2 935	0	2 935
Cost of sales	(1 556)	(194)	(1 750)	(2)	(1)	4	(1 749)	(2)	(1 751)
Gross profit	799	122	922	265	(1)	0	1 186	(2)	1 184
% of net sales	33.9%	38.7%	34.5%	99.3%			40.5%		40.4%
Research and development expenses	(383)	(75)	(458)	(58)	(19)	0	(536)	(7)	(543)
% of net sales	16%	24%	17%	22%			18%		19%
Selling, general and administrative expenses	(277)	(67)	(344)	(21)	(18)	0	(383)	(10)	(393)
% of net sales	12%	21%	13%	8%			13%		13%
Other income and expenses	(6)	(3)	(9)	1	(11)	0	(19)	0	(19)
Operating profit	133	(22)	111	186	(49)	0	248	(20)	228
% of net sales	5.7%	(7.0)%	4.2%	69.6%			8.5%		7.8%

(1)Mobile Networks net sales of EUR 2 317 million, Fixed Networks net sales of EUR 38 million.

(2)IP Networks net sales of EUR 136 million, Applications & Analytics net sales of EUR 180 million.

(3)Services net sales of EUR 1 266 million.

(4)Non-IFRS measures exclude goodwill impairment charges, intangible asset amortization and items related to purchase price allocation, as well as restructuring-related costs, costs related to the Alcatel-Lucent transaction and certain other items that may not be indicative of the Group’s underlying business.

Segment information and eliminations (Nokia standalone historicals, unaudited)

Q2’15

EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Nokia Total	Non-IFRS exclusions (4)	Nokia Total
	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS
Net sales	2 440	289	2 729	194	0	(4)	2 919	0	2 919
Cost of sales	(1 477)	(139)	(1 615)	(2)	1	4	(1 612)	37	(1 575)
Gross profit	963	150	1 113	193	1	0	1 306	37	1 343
% of net sales	39.5%	51.9%	40.8%	99.0%			44.8%		46.0%
Research and development expenses	(360)	(64)	(424)	(57)	(22)	0	(503)	(13)	(516)
% of net sales	15%	22%	16%	29%			17%		18%
Selling, general and administrative expenses	(296)	(69)	(365)	(28)	(29)	0	(421)	(27)	(448)
% of net sales	12%	24%	13%	14%			14%		15%
Other income and expenses	4	2	7	0	107	0	114	0	114
Operating profit	312	19	331	108	57	0	496	(3)	493
% of net sales	12.8%	6.6%	12.1%	55.5%			17.0%		16.9%

(1)Mobile Networks net sales of EUR 2 407 million, Fixed Networks net sales of EUR 33 million.

(2)IP Networks net sales of EUR 103 million, Applications & Analytics net sales of EUR 185 million.

(3)Services net sales of EUR 1 359 million.

(4)Non-IFRS measures exclude goodwill impairment charges, intangible asset amortization and items related to purchase price allocation, as well as restructuring-related costs, costs related to the Alcatel-Lucent transaction and certain other items that may not be indicative of the Group’s underlying business.

Segment information and eliminations (Nokia standalone historicals, unaudited)

Q3’15

EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Nokia Total	Non-IFRS exclusions (4)	Nokia Total
	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS
Net sales	2 548	329	2 877	163	0	(4)	3 036	0	3 036
Cost of sales	(1 573)	(149)	(1 722)	(2)	0	4	(1 720)	0	(1 720)
Gross profit	975	180	1 155	161	0	0	1 316	0	1 316
% of net sales	38.3%	54.7%	40.1%	98.9%			43.4%		43.4%
Research and development expenses	(346)	(63)	(410)	(45)	(18)	0	(473)	(8)	(481)
% of net sales	14%	19%	14%	28%			16%		16%
Selling, general and administrative expenses	(271)	(65)	(336)	(27)	(22)	0	(385)	(37)	(422)
% of net sales	11%	20%	12%	16%			13%		14%
Other income and expenses	3	0	3	0	17	0	20	(100)	(80)
Operating profit	360	52	412	89	(23)	0	478	(145)	333
% of net sales	14.1%	15.8%	14.3%	54.7%			15.8%		11.0%

(1)Mobile Networks net sales of EUR 2 522 million, Fixed Networks net sales of EUR 26 million.

(2)IP Networks net sales of EUR 128 million, Applications & Analytics net sales of EUR 201 million.

(3)Services net sales of EUR 1 304 million.

(4)Non-IFRS measures exclude goodwill impairment charges, intangible asset amortization and items related to purchase price allocation, as well as restructuring-related costs, costs related to the Alcatel-Lucent transaction and certain other items that may not be indicative of the Group’s underlying business.

Segment information and eliminations (Nokia standalone historicals, unaudited)

Q4’15

EUR million	Ultra Broadband Networks (1)	IP Networks and Applications (2)	Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Nokia Total	Non-IFRS exclusions (4)	Nokia Total
	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS
Net sales	2 815	395	3 210	403	0	(4)	3 609	0	3 609
Cost of sales	(1 748)	(170)	(1 918)	(2)	0	4	(1 916)	0	(1 916)
Gross profit	1 067	224	1 292	401	0	0	1 693	0	1 693
% of net sales	37.9%	56.8%	40.2%	99.5%			46.9%		46.9%
Research and development expenses	(380)	(67)	(447)	(60)	(24)	0	(531)	(9)	(540)
% of net sales	14%	17%	14%	15%			15%		15%
Selling, general and administrative expenses	(303)	(73)	(376)	(33)	(29)	0	(437)	(70)	(507)
% of net sales	11%	18%	12%	8%			12%		14%
Other income and expenses	21	5	26	7	(22)	0	11	(14)	(3)
Operating profit	405	90	495	316	(74)	0	736	(93)	643
% of net sales	14.4%	22.7%	15.4%	78.3%			20.4%		17.8%

(1)Mobile Networks net sales of EUR 2 776 million, Fixed Networks net sales of EUR 39 million.

(2)IP Networks net sales of EUR 147 million, Applications & Analytics net sales of EUR 247 million.

(3)Services net sales of EUR 1 495 million.

(4)Non-IFRS measures exclude goodwill impairment charges, intangible asset amortization and items related to purchase price allocation, as well as restructuring-related costs, costs related to the Alcatel-Lucent transaction and certain other items that may not be indicative of the Group’s underlying business.

Segment information and eliminations (Nokia standalone historicals, unaudited)

Q1-Q4’15

EUR million	Ultra Broad- band Networks (1)	IP Networks and Applications (2)	Networks business Total (3)	Nokia Technologies	Group Common and Other	Eliminations	Nokia Total	Non-IFRS exclusions (4)	Nokia Total
	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS	non-IFRS
Net sales	10 158	1 328	11 486	1 027	0	(15)	12 499	0	12 499
Cost of sales	(6 353)	(652)	(7 005)	(7)	0	15	(6 998)	36	(6 962)
Gross profit	3 805	676	4 481	1 020	0	0	5 501	35	5 536
% of net sales	37.5%	50.9%	39.0%	99.3%			44.0%		44.3%
Research and develop- ment expenses	(1 470)	(269)	(1 739)	(220)	(84)	0	(2 042)	(38)	(2 080)
% of net sales	14%	20%	15%	21%			16%		17%
Selling, general and admin- istrative expenses	(1 147)	(274)	(1 421)	(108)	(97)	0	(1 626)	(144)	(1 771)
% of net sales	11%	21%	12%	11%			13%		14%
Other income and expenses	22	4	26	7	92	0	126	(114)	12
Operating profit	1 210	138	1 349	698	(89)	0	1 958	(261)	1 697
% of net sales	11.9%	10.4%	11.7%	68.0%			15.7%		13.6%

(1)Mobile Networks net sales of EUR 10 022 million, Fixed Networks net sales of EUR 136 million.

(2)IP Networks net sales of EUR 514 million, Applications & Analytics net sales of EUR 813 million.

(3)Services net sales of EUR 5 424 million.

(4)Non-IFRS measures exclude goodwill impairment charges, intangible asset amortization and items related to purchase price allocation, as well as restructuring-related costs, costs related to the Alcatel-Lucent transaction and certain other items that may not be indicative of the Group’s underlying business.

Basis of preparation

The recast combined company financial results presented in this press release are derived from the unaudited condensed financial information presented in the interim reports of Nokia and Alcatel-Lucent for all quarters of 2015 and from the audited financial information presented in the annual report for 2015 for Nokia. Nokia financial information includes only continuing operations, which means that all periods presented exclude the historical operating results attributable to the divested HERE business. The accounting impact of the purchase price allocation done on Alcatel-Lucent, upon acquisition by Nokia, is not reflected in the combined company financial results.

The following tables provide a summary of the adjustments and reclassifications that have been made to align Alcatel-Lucent’s and Nokia’s historical income statement information with the combined company’s accounting policies and financial statement presentation. These include the:

•                  Reclassification of certain items from net sales to offset R&D expenses or to be included in other income as these do not reflect the ordinary activities of the combined company;

•                  reclassification of items, such as change in the bad debt reserve, expenses related to field trials and gains on sales of assets from cost of sales to R&D expenses and to offset SG&A expenses and other expenses to meet the definitions of these line items in the combined company;

•                  reclassification of withholding taxes to income taxes instead of presenting them within the operational income statement items;

•                  reclassification of discounting costs & hedging, bonds & guarantees, litigation costs and capital gain/loss on disposal of entities from below operating profit to other expenses to reflect the application of the combined company accounting policy;

•                  some R&D expenses and cost of development work on internal use software that were previously capitalized by Alcatel-Lucent and have now been expensed as incurred due to adoption of the combined company accounting policy;

•                  reclassification of net interest expenses related to defined benefit pension plans from operational income statement items to financial items below operating profit; and

•                  reallocation of items of costs and expenses based on their nature and the definition of the line items in the combined company accounting policies. These reallocations relate to procurement, order management, project financial controllers, learning solution management, product line management and communications.

The recast combined company financial information has been prepared by management for illustrative purposes only and is not necessarily indicative of the financial position or results of Nokia’s operations that would have been realized had the acquisition of Alcatel-Lucent or the sale of the HERE business occurred earlier, nor is it meant to be indicative of any anticipated future results of operations.

Accounting reclassifications and accounting policy alignments

Q1’15

EUR million	Nokia historical	Alcatel-Lucent historical	Accounting reclassifications and accounting policy alignments	Eliminations	Total Nokia
	non-IFRS	non-IFRS			non-IFRS
Net sales	2 935	3 235	(33)	(8)	6 129
Cost of sales	(1 769)	(2 116)	12	8	(3 865)
Gross profit	1 165	1 119	(20)	0	2 264
Research and development expenses	(547)	(609)	(9)	0	(1 165)
Selling, general and administrative expenses	(353)	(428)	7	0	(774)
Other income and expenses	(19)	—	(30)	0	(49)
Operating profit	246	82	(52)	0	276

Q2’15

EUR million	Nokia historical	Alcatel-Lucent historical	Accounting reclassifications and accounting policy alignments	Eliminations	Total Nokia
	non-IFRS	non-IFRS			non-IFRS
Net sales	2 919	3 450	(1)	(5)	6 363
Cost of sales	(1 637)	(2 248)	12	5	(3 868)
Gross profit	1 282	1 202	11	0	2 495
Research and development expenses	(516)	(591)	(11)	0	(1 118)
Selling, general and administrative expenses	(386)	(436)	21	0	(801)
Other income and expenses	114	—	(40)	0	74
Operating profit	494	175	(20)	0	649

Q3’15

EUR million	Nokia historical	Alcatel-Lucent historical	Accounting reclassifications and accounting policy alignments	Eliminations	Total Nokia
	non-IFRS	non-IFRS			non-IFRS
Net sales	3 036	3 429	(64)	(6)	6 395
Cost of sales	(1 738)	(2 247)	(5)	6	(3 984)
Gross profit	1 297	1 182	(69)	0	2 410
Research and development expenses	(484)	(548)	8	0	(1 024)
Selling, general and administrative expenses	(358)	(422)	32	0	(748)
Other income and expenses	20	—	24	0	44
Operating profit	475	212	(5)	0	682

Q4’15

EUR million	Nokia historical	Alcatel-Lucent historical	Accounting reclassifications and accounting policy alignments	Eliminations	Total Nokia
	non-IFRS	non-IFRS			non-IFRS
Net sales	3 609	4 161	(47)	(4)	7 719
Cost of sales	(1 936)	(2 521)	6	4	(4 447)
Gross profit	1 673	1 640	(41)	0	3 272
Research and development expenses	(541)	(603)	(17)	0	(1 161)
Selling, general and administrative expenses	(410)	(477)	35	0	(852)
Other income and expenses	11	—	9	0	20
Operating profit	734	560	(15)	0	1 279

Q1-Q4’15

EUR million	Nokia historical	Alcatel-Lucent historical	Accounting reclassifications and accounting policy alignments	Eliminations	Total Nokia
	non-IFRS	non-IFRS			non-IFRS
Net sales	12 499	14 275	(144)	(24)	26 606
Cost of sales	(7 081)	(9 132)	25	24	(16 164)
Gross profit	5 418	5 143	(120)	0	10 441
Research and development expenses	(2 088)	(2 351)	(29)	0	(4 468)
Selling, general and administrative expenses	(1 507)	(1 763)	95	0	(3 175)
Other income and expenses	126	—	(37)	0	89
Operating profit	1 949	1 029	(91)	0	2 887

About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://nokia.com

Media Enquiries:
Nokia
Communications
Tel. +358 (0) 10 448 4900
Email: press.services@nokia.com

Investor Enquiries:
Nokia
Investor Relations
Tel. +358 4080 3 4080
Email: investor.relations@nokia.com

RISKS AND FORWARD-LOOKING STATEMENTS

It should be noted that Nokia and its businesses are exposed to various risks and uncertainties and certain statements herein that are not historical facts are forward-looking statements, including, without limitation, those regarding: A) our ability to integrate Alcatel Lucent into our operations and achieve the targeted business plans and benefits, including targeted synergies in relation to the acquisition of Alcatel Lucent announced on April 15, 2015 and closed in early 2016; B) expectations, plans or benefits related to our strategies and growth management; C) expectations, plans or benefits related to future performance of our businesses; D) expectations, plans or benefits related to changes in our management and other leadership, operational structure and operating model, financial reporting structure and reportable segments, including the expected characteristics, business, organizational structure, management and operations following the acquisition of Alcatel Lucent; E) the accounting policy alignments, adjustments and reclassifications related to the recast combined company financial information; F) expectations regarding market developments, general economic conditions and structural changes; G) expectations and targets regarding financial performance, results, operating expenses, taxes, cost savings and competitiveness, as well as results of operations including targeted synergies and those related to market share, prices, net sales, income and margins; and H) statements preceded by or including “believe,” “expect,” “anticipate,” “foresee,” “sees,” “target,” “estimate,” “designed,” “aim,” “plans,” “intends,” “focus,” “continue,” “project,” “should,” “will” or similar expressions. These statements are based on the management’s best assumptions and beliefs in light of the information currently available to it. Because they involve risks and uncertainties, actual results may differ materially from the results that we currently expect. Factors, including risks and uncertainties, that could cause such differences include, but are not limited to: 1) our ability to execute our strategy, sustain or improve the operational and financial performance of our business or correctly identify or successfully pursue business opportunities or growth; 2) our ability to achieve the anticipated business and operational benefits and synergies from the Alcatel Lucent transaction, including our ability to integrate Alcatel Lucent into our operations and within the timeframe targeted, and our ability to implement our organization and operational structure efficiently; and 3) our ability to manage and improve our financial and operating performance, cost savings, competitiveness and synergy benefits after the acquisition of Alcatel Lucent, as well as the risk factors specified on pages 69 to 87 of our annual report on Form 20-F filed on April 1, 2016 under “Operating and financial review and prospects—Risk factors”, as well as in Nokia’s other filings with the U.S. Securities and Exchange Commission. Other unknown or unpredictable factors or underlying assumptions subsequently proven to be incorrect could cause actual results to differ materially from those in the forward-looking statements. We do not undertake any obligation to publicly update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except to the extent legally required.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Nokia Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 22, 2016	Nokia Corporation

	By:	/s/ Riikka Tieaho
		Name:	Riikka Tieaho
		Title:	Vice President, Corporate Legal